Agricore United

04 FEB 24 AM 7:21

04010086

February 23, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   February 23, 2004 (Agricore United opens contracts on top-rated premium wheat)

Yours very truly,

PROCESSED
FEB 25 2004
THOMSON FINANCIAL

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

SEC File No. 82-34725

Agricore United

AGRICORE UNITED OPENS CONTRACTS ON TOP-RATED PREMIUM WHEAT

February 23, 2004, Winnipeg MB – For the first time ever, the Proven Seed 5700PR wheat variety that is gaining high approval in the bread market is available to all producers in western Canada. Proven Seed 5700PR is agronomically superior in terms of yield and straw strength to other top grade seed available on the market, and adaptable to all Canadian Prairie Spring (CPS) growing areas.

5700PR is now offered through all Agricore United facilities for producers interested in growing Identity Preserved (IP) crops. Available only on a limited basis for the past two years, 5700PR has proven to carry the quality, excellent yield and high protein content ideal for both raised bread and flatbreads.

"The 5700PR variety continues to grow in a class of its own," says Todd Hyra, product manager of forages and wheat. "This is a real opportunity for producers to take advantage of the higher return on IP crops with a strong agronomic variety."

When signing a grain contract with Agricore United for 5700PR, producers have an added incentive through a per tonne $5.00 Canadian Wheat Board market development premium and a $5.00 Agricore United shipping premium.

"We're continuing to develop markets for 5700PR because its quality profile make it an excellent choice for specific end-use requirements," says Patty Rosher, senior product development program manager at the Canadian Wheat Board. "With more seed available for planting this year, we'll have an even better opportunity to cultivate those markets abroad."

Proven Seed is a business unit of Agricore United, one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

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For more information contact:

Todd Hyra
Proven Seed
Product Manager Forages, Wheat and Barley
204-822-2756
thyra@agricoreunited.com